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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

Mail Processing Section
MAR 04 2008
Washington, DC
104

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Saturn Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey S. McCormick 617-574-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC
(Name – *if individual, state last, first, middle name*)

1000 Franklin Village Drive (Address) Franklin, (City) MA (State) 02038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH
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OATH OR AFFIRMATION

I, Jeffrey S. McCormick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturn Capital, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOANNA MCGOUGH
Notary Public
Commonwealth of Massachusetts
My Commission Expires Nov 28, 2014

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

Table of Contents

PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors and Stockholder of
Saturn Capital, Inc.

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Saturn Capital, Inc. (the Company) (a Massachusetts corporation and a wholly-owned subsidiary of Saturn Asset Management, Inc.) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 5, 2008

1000 Franklin Village Drive, Suite 209 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 525,524	$ 202,235
Short-term investments	50,000	50,000
Accounts receivable, net of an allowance for doubtful accounts of $60,500 in 2007 and 2006	25,000	8,000
Interest receivable	-	1,460
Prepaid expenses	114,681	153,265
TOTAL CURRENT ASSETS	**$ 715,205**	**$ 414,960**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
State income taxes payable	$ 740	$ 1,536
Other liabilities	-	-
TOTAL CURRENT LIABILITIES	740	1,536
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 11,950 shares	11,950	11,950
Capital in excess of par value	305,291	305,291
Retained earnings	397,224	96,183
TOTAL STOCKHOLDER'S EQUITY	714,465	413,424
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 715,205**	**$ 414,960**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
Commissions	$ 1,153,081	$ 816,417
Interest income	21,148	8,084
Total revenues	1,174,229	824,501
OPERATING EXPENSES:		
Management fees	756,166	550,167
Filing fees	14,359	12,206
Legal and accounting fees	71,219	14,157
Rent expense	22,445	21,392
Computer expense	7,110	-
Bad debt expense	-	60,500
Other expenses	29	126
Total operating expenses	871,328	658,548
Net income (loss) before state income taxes	302,901	165,953
Provision for state income taxes	1,860	1,080
NET INCOME	**$ 301,041**	**$ 164,873**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Beginning Balance, January 1, 2006	$ 11,950	$ 305,291	$ (68,690)	$ 248,551
Net income	-	-	164,873	164,873
Ending Balance, December 31, 2006	11,950	305,291	96,183	413,424
Net income	-	-	301,041	301,041
Ending Balance, December 31, 2007	**$ 11,950**	**$ 305,291**	**$ 397,224**	**$ 714,465**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 301,041	$ 164,873
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Bad debt expense	-	60,500
(Increase) decrease in assets:		
Accounts receivable	(17,000)	17,000
Interest receivable	1,460	(1,397)
Prepaid expenses	38,584	(142,401)
Increase (decrease) in liabilities:		
Other liabilities	-	(99,312)
State income taxes payable	(796)	1,080
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	323,289	343
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	202,235	201,892
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 525,524**	**$ 202,235**
SUPPLEMENTAL DISCLOSURE AND CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$ 2,399	$ 654

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activity is the sale of direct participation programs and private placement offerings throughout the United States of America. On January 1, 1999 the company became a wholly-owned subsidiary of Saturn Asset Management, Inc. On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) Credit Risk

Financial instruments that potentially subject the company to concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the year ended December 31, 2007 and 2006, the company's deposits with this institution exceeded the FDIC insured limit of $100,000 per bank by approximately $475,560 and $152,235, respectively.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The Company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing.

(e) Accounts Receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. The reserve for doubtful accounts balance is deducted against accounts receivable to properly reflect the realizable value.

(3) INCOME TAXES

The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the company is reported in the federal income tax return of its shareholder.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $574,784 that was $569,784 in excess of its required net capital of $5,000. The Company's net capital ratio was .013 to 1. At December 31, 2006, the Company had net capital of $250,699 which was $245,699 in excess of its required net capital of $5,000 and had a net capital ratio of .061 to 1.

As the Company does not carry customer accounts or otherwise execute customer transactions, the Company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 for the periods ended December 31, 2007 and 2006.

(5) RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC, an affiliated company. The Company is assessed a management fee by Saturn Management, LLC for allocation of professional time, office space and other general and administrative expenses. For the years ended December 31, 2007 and 2006, Saturn Capital, Inc. paid Saturn Management, LLC management fees of $756,166 and $550,167, respectively. The Company had a prepayment of $114,681 and $153,292 as of December 31, 2007 and 2006 to Saturn Management, LLC.

For the year ended December 31, 2007 and 2006 $893,012 and $779,200 respectively of the Company's commissions were earned for the private placement of securities for MooBella, LLC and Knopp Neurosciences, Inc. The trustee and primary shareholder of Saturn Asset Management Trust, the parent of Saturn Asset Management, Inc., is also a member of the board of directors of MooBella LLC, Knopp Neurosciences, Inc. and Model Golf, LLC. As of December 31, 2007 and 2006, Model Golf, LLC owed the Company $85,500 for commissions on a private placement offering.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
NET CAPITAL		
Total stockholder's equity	$ 714,465	$ 413,424
Deductions and/ or charges:		
A. Non-allowable assets:		
Accounts receivable	(25,000)	(8,000)
Interest receivable	-	(1,460)
Prepaid expenses	(114,681)	(153,265)
Net capital	$ 574,784	$ 250,699
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
State income taxes payable	$ 740	$ 1,536
Other liabilities	-	-
Total aggregate indebtedness	$ 740	$ 1,536
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 1,000%	$ 574,710	$ 250,545
Ratio: Aggregate indebtedness to net capital	.013 - 1	.061 - 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2006 and 2005)		
Net capital, as reported in the company's Part IIa (unaudited) FOCUS report	$ 573,988	$ 241,279
Net audit adjustments	796	9,420
Net capital per above	$ 574,784	$ 250,699

END